EXHIBIT 99.8

Appendix 3X
Initial Director’s Interest Notice

Appendix 3X

Initial Director’s Interest Notice

Name of entity: Allied Gold Limited
ABN: 86 104 855 067

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Terence Sean Harvey
Date of appointment	11 March 2010

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

Number & class of securities 49,045 Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 1

Appendix 3X
Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest Nil	Number & class of Securities Nil

Part 3 – Director’s interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3X Page 2	11/3/2002